Spectrum Group International, Inc.

1063 McGaw

Irvine, CA 92614

July 24, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention: Angie Kim, Esq.

Re:	Spectrum Group International, Inc. (the “Registrant”)
Registration Statement on Form S-1 Filed March 19, 2012 (File No. 333-180214)

Dear Ms. Kim:

The undersigned, on behalf of the Registrant, hereby acknowledges that:

•	should the Securities & Exchange Commission (the “Commission”) or the Staff thereof (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert any staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Abbe Dienstag of Kramer Levin Naftalis & Frankel LLP, counsel to the Registrant, at (212) 715-9280 upon the Registration Statement becoming effective.

Very truly yours,

SPECTRUM GROUP INTERNATIONAL, INC.

By:	/s/ Carol Meltzer
Name: Carol Meltzer
Title: In-House General Counsel